SCHEDULE 13G
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*


                     AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   02744M 10 8
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                                 (CUSIP Number)

                                 August 27, 2003
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                          (Date of Event which Requires
                            Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [x] Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 02744M 10 8              SCHEDULE 13G                Page 1 of 8 Pages
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


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CUSIP No. 02744M 10 8              SCHEDULE 13G                Page 2 of 8 Pages
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   (1)    Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Warburg, Pincus Equity Partners,  L.P.                I.D. #13-3986317
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   (2)    Check the Appropriate Box if a Member of a Group*              (a) [ ]
                                                                         (b) [X]
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   (3)    SEC Use Only
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   (4)    Citizenship or Place of Organization
          Delaware
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                    (5)   Sole Voting Power
                          -0-
                    ------------------------------------------------------------
NUMBER OF           (6)   Shared Voting Power
SHARES                    5,854,172
BENEFICIALLY        ------------------------------------------------------------
OWNED BY            (7)   Sole Dispositive Power
EACH REPORTING            -0-
PERSON WITH:        ------------------------------------------------------------
                    (8)  Shared Dispositive Power
                         5,854,172
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   (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
          5,854,172
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  (10)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
          [ ]
--------------------------------------------------------------------------------
  (11)    Percent of Class Represented by Amount in Row (11)
          17.8%
--------------------------------------------------------------------------------
  (12)    Type of Reporting Person*
          PN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 02744M 10 8              SCHEDULE 13G                Page 3 of 8 Pages
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   (1)    Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Warburg, Pincus & Co.                                I.D.  #13-6358475
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   (2)    Check the Appropriate Box if a Member of a Group*              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   (3)    SEC Use Only
--------------------------------------------------------------------------------
   (4)    Citizenship or Place of Organization
          New York
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                    (5)   Sole Voting Power
                          -0-
                    ------------------------------------------------------------
NUMBER OF           (6)   Shared Voting Power
SHARES                    5,854,172
BENEFICIALLY        ------------------------------------------------------------
OWNED BY            (7)   Sole Dispositive Power
EACH REPORTING            -0-
PERSON WITH:        ------------------------------------------------------------
                    (8)  Shared Dispositive Power
                         5,854,172
--------------------------------------------------------------------------------
   (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
          5,854,172
--------------------------------------------------------------------------------
  (10)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
          [ ]
--------------------------------------------------------------------------------
  (11)    Percent of Class Represented by Amount in Row (11)
          17.8%
--------------------------------------------------------------------------------
  (12)    Type of Reporting Person*
          PN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 02744M 10 8              SCHEDULE 13G                Page 4 of 8 Pages
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   (1)    Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

          Warburg Pincus LLC (formerly known as E.M. Warburg, Pincus & Co., LLC) I.D. #13-3536050
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   (2)    Check the Appropriate Box if a Member of a Group*              (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   (3)    SEC Use Only
--------------------------------------------------------------------------------
   (4)    Citizenship or Place of Organization
          New York
--------------------------------------------------------------------------------
                    (5)   Sole Voting Power
                          -0-
                    ------------------------------------------------------------
NUMBER OF           (6)   Shared Voting Power
SHARES                    5,854,172
BENEFICIALLY        ------------------------------------------------------------
OWNED BY            (7)   Sole Dispositive Power
EACH REPORTING            -0-
PERSON WITH:        ------------------------------------------------------------
                    (8)  Shared Dispositive Power
                         5,854,172
--------------------------------------------------------------------------------
   (9)    Aggregate Amount Beneficially Owned by Each Reporting Person
          5,854,172
--------------------------------------------------------------------------------
  (10)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
          [ ]
--------------------------------------------------------------------------------
  (11)    Percent of Class Represented by Amount in Row (11)
          17.8%
--------------------------------------------------------------------------------
  (12)    Type of Reporting Person*
          OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

     (a)  Name of Issuer

          The name of the issuer is American Medical Systems Holdings, Inc. (the "Issuer").

     (b)  Address of Issuer's Principal Executive Offices

          The address of the principal executive offices of the Issuer is 10700 Bren Road West, Minnetonka, Minnesota 55343

Item 2.

     (a)  Name of Person Filing

          This Amendment No. 4 to Schedule 13G is being filed by and on behalf of (a) Warburg, Pincus Equity Partners, L.P. ("WPEP"); (b) Warburg, Pincus & Co. ("WP"); and (c) Warburg Pincus LLC ("WP LLC"). WP is the sole general partner of WPEP. WPEP is managed by WP LLC. WPEP, WP and WP LLC are collectively referred to herein as the "Reporting Persons."

     (b)  Address of Principal Business Office or, if none, Residence

          The principal business address of each of the Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

     (c)  Citizenship

          WPEP is a Delaware limited partnership, WP is a New York general partnership and WP LLC is a New York limited liability company.

     (d)  Title of Class of Securities

          The class of equity securities to which this Amendment No. 4 to
          Schedule 13G relates is the common stock, par value $0.01 per share, of the Issuer ("Common Stock").

     (e)  CUSIP Number

          The CUSIP number of the Common Stock is 02744M 10 8.

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:

          Not applicable.

Item 4.   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned

          Each of WPEP, WP and WP LLC (individually an "Entity" and collectively, the "Entities") may be deemed to own beneficially 5,854,172 shares of the Common Stock of the Issuer. WPEP is the record owner of 5,854,172 shares of the Common Stock. By virtue of the affiliate relationships among the Entities, each Entity may be deemed to own beneficially all of the shares described in this Amendment No. 4 to Schedule 13G. Hence, each Entity may be deemed to beneficially own 5,854,172 shares of the Common Stock of the Issuer.

     (b)  Percent of Class

          Each of WPEP, WP and WP LLC beneficially own 17.8%. The foregoing percentage was calculated based on the 32,940,739 shares of Common Stock reported to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-Q for the quarter ended June 28, 2003.

     (c)  Number of Shares as to which the person has:

          (i)   Sole power to vote or to direct the vote -0-

          (ii)  Shared power to vote or to direct the vote 5,854,172

          (iii) Sole power to dispose or to direct the disposition of -0-

          (iv)  Shared power to dispose or to direct the disposition of
                5,854,172

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

          Not Applicable

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2003                   WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Timothy Curt
                                            ------------------------------
                                            Timothy Curt
                                            Partner


Date: August 28, 2003                   WARBURG, PINCUS & CO.

                                        By: /s/ Timothy Curt
                                            ------------------------------
                                            Timothy Curt
                                            Partner


Date: August 28, 2003                   WARBURG PINCUS LLC

                                        By: /s/ Timothy Curt
                                            ------------------------------
                                            Timothy Curt
                                            Managing Director and Member